INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

Interim Report

June 30, 2021

Contents

Pages

Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)	1
Condensed Consolidated Statements of Financial Position	2
Condensed Consolidated Statements of Changes in Equity	3
Condensed Consolidated Statements of Cash Flows	4
Notes to the Condensed Consolidated Financial Statements	5-22

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page i

INTEGRATED MEDIA TECHNOLOGY LIMITED

Condensed Consolidated StatementS of Profit Or Loss and comprehensive income (loss)

FOR the six months ended 30 June 2021 and 2020

		Group
		June 30 2021	June 30 2020
	Notes	A$	A$

Revenue, net	4	3,294	444,663
Cost of goods sold		(2,202)	(331,663)
		1,092	113,000

Interest income		9,848	-
Other income	5	25,000	82,561
		35,940	195,561
EXPENSES
Employee benefit expenses		(1,058,535)	(1,426,738)
Depreciation and amortization		(653,226)	(1,384,151)
Professional and consulting expenses		(1,103,185)	(831,396)
Travel and accommodation expenses		(29,801)	(33,829)
Office expenses and supplies		(41,065)	(195,787)
Rental costs		(63,039)	(194,049)
Other operating expenses		(168,741)	(385,143)
Finance costs	6	(1,089,514)	(487,871)
Fair value loss on derivative financial instruments		(2,914,034)	-
Exchange losses		(45,657)	(62,847)
Loss on disposal of subsidiaries	22	-	(28,990)
Total expenses		(7,166,797)	(5,030,801)

LOSS BEFORE INCOME TAX		(7,130,857)	(4,835,240)

Income tax credit	7(a)	-	-

LOSS FOR THE PERIOD		(7,130,857)	(4,835,240)

OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of overseas subsidiaries		417,589	248,419
Other comprehensive income for the period, net of tax		417,589	248,419

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(6,713,268)	(4,586,821)

Loss for the period attributable to:
Owners of the Company		(6,680,453)	(4,655,833)
Non-controlling interests		(450,404)	(179,407)
		(7,130,857)	(4,835,240)

Total comprehensive loss for the period attributable to:
Owners of the Company		(6,414,078)	(4,530,186)
Non-controlling interests		(299,190)	(56,635)
		(6,713,268)	(4,586,821)

Loss per share
- Basic and diluted	9	(0.88)	(1.32)

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 1 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

Condensed Consolidated StatementS of Financial Position

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

		Group
		June 30 2021	December 31 2020
	Notes	A$	A$
ASSETS
CURRENT ASSETS
Cash and bank balances		3,996,723	2,194,084
Inventories	10	190,804	187,401
Right of use assets	18	144,359	-
Trade and other receivables	11	1,100,543	1,164,605
Other assets	12	2,343,608	2,089,897
Total current assets		7,776,037	5,635,987

NON-CURRENT ASSETS
Plant and equipment	13	6,977,864	7,317,678
Other assets	12	6,663,401	-
Right of use assets	18	72,179	-
Intangible assets and goodwill	14	452,875	-
Investment	15	500,000	-
Total non-current assets		14,666,319	7,317,678
TOTAL ASSETS		22,442,356	12,953,665

LIABILITIES
CURRENT LIABILITIES
Trade and other liabilities	16	2,747,607	3,589,164
Amounts due to related companies	17	244,059	237,674
Amount due to holding company	17	546,122	532,718
Derivative financial instruments	19	2,521,784	-
Convertible promissory notes	20	1,816,305	-
Lease liabilities	18	154,994	-
Total current liabilities		8,030,871	4,359,556

NON-CURRENT LIABILITIES
Lease liabilities	18	92,694	-
Deferred tax liabilities	7(b)	14,012	13,668
Derivative financial instruments	19	1,902,171	1,478,540
Convertible promissory notes	20	1,540,835	2,196,049
Total non-current liabilities		3,549,712	3,688,257
TOTAL LIABILITIES		11,580,583	8,047,813

NET CURRENT (LIABILITIES)/ ASSETS		(254,834)	1,276,431

NET ASSETS		10,861,773	4,905,852

CAPITAL AND RESERVES
Issued capital (no par value, 8,440,533 ordinary shares issued and outstanding as of June 30, 2021 and 6,513,671 ordinary shares as of December 31, 2020)	21	44,318,145	32,089,997
Foreign currency translation reserves	23	1,150,253	883,878
Other reserves	23	2,704,452	2,704,452
Accumulated losses		(40,782,753)	(34,102,300)
Equity attributable to owners of the Company		7,390,097	1,576,027
Non-controlling interests		3,471,676	3,329,825
TOTAL EQUITY		10,861,773	4,905,852

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 2 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to Owners of the Company					Non-Controlling Interests	Total Equity
Group	Issued Capital	Retained Earnings / (Accumulated Losses)	Foreign Currency Translation Reserve (Note 23(a))	Other reserves (Note 23(b))	Total
	A$	A$	A$	A$	A$	A$	A$

Balance at January 1, 2020	18,902,029	(25,786,912)	735,213	4,423,141	(1,726,529)	1,805,552	79,023

Loss for the period	-	(4,655,833)	-	-	(4,655,833)	(179,407)	(4,835,240)
Other comprehensive income, net of tax	-	-	125,647	-	125,647	122,772	248,419
Total comprehensive income / (loss) for the period	-	(4,655,833)	125,647	-	(4,530,186)	(56,635)	(4,586,821)

Transfer convertible bond reserve to accumulated loss	-	1,718,689	-	(1,718,689)	-	-	-
Disposal of subsidiaries	-	-	-	-	-	257,542	257,542
Issuance of new ordinary shares	1,407,658	-	-	-	1,407,658	-	1,407,658
Balance at June 30, 2020	20,309,687	(28,724,056)	860,860	2,704,452	(4,849,057)	2,006,459	(2,842,598)

Balance at January 1, 2021	32,089,997	(34,102,300)	883,878	2,704,452	1,576,027	3,329,825	4,905,852

Loss for the period	-	(6,680,453)	-	-	(6,680,453)	(450,404)	(7,130,857)
Other comprehensive income, net of tax	-	-	266,375	-	266,375	151,214	417,589
Total comprehensive income / (loss) for the period	-	(6,680,453)	266,375	-	(6,414,078)	(299,190)	(6,713,268)

Acquisition of subsidiary	-	-	-	-	-	441,041	441,041
Issuance of new ordinary shares	12,228,148	-	-	-	12,228,148	-	12,228,148
Balance at June 30, 2021	44,318,145	(40,782,753)	1,150,253	2,704,452	7,390,097	3,471,676	10,861,773

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 3 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR the six months ended 30 June 2021 and 2020

		Group
		For the Six Months Ended June 30 2021	For the Six Months Ended June 30 2020
	Notes	A$	A$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss before tax		(7,130,857)	(4,835,240)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		653,226	1,384,151
Loss on disposal of subsidiaries		-	28,990
Loss on fair value change of derivative on financial instruments		2,914,034
Interest accrued for lease liabilities		8,475	32,526
Interest accrued for convertible notes		1,072,311	122,660
Provision for inventories obsolescence		(230)	-
Net cash flows from changes in working capital	27	(1,059,016)	796,857
NET CASH OUTFLOW USED IN OPERATING ACTIVITIES		(3,542,057)	(2,470,056)

CASH FLOWS FROM INVESTING ACTIVITIES
Disposal of subsidiaries, net of cash disposal of	22	-	855,506
Development expenditures		-	(125,520)
Payment for investment		(500,000)	-
Deposit paid for lamination production equipment	12	(6,663,401)	-
Payments for plant and equipment		(61,552)	(2,064)
NET CASH (OUTFLOW)/ INFLOW FROM INVESTING ACTIVITIES		(7,224,953)	727,922

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of advances from related parties		-	602,834
Proceeds of advances from other payables		224,291	2,357,112
Proceeds from issuance of convertible notes		-	2,626,400
Payment of lease liabilities		(48,708)	(320,851)
Repayment for convertible bonds		-	(4,668,195)
Proceeds from shares issued		12,228,148	1,407,658
NET CASH INFLOW PROVIDED BY FINANCING ACTIVITIES		12,403,731	2,004,958

NET INCREASE IN CASH AND CASH EQUIVALENTS		1,636,721	262,824
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD		2,194,084	(166,758)
Effect of exchange rate changes on cash and cash equivalents		165,918	43,108

CASH AND CASH EQUIVALENTS AT END OF PERIOD		3,996,723	139,174

Analysis of cash and cash equivalents:

Cash and bank balances		3,996,723	139,174

The accompanying notes form part of these condensed consolidated financial statements.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 4 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.       BASIS OF PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements are general purpose financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRSs") IAS 34 "Interim Financial Reporting".

The condensed consolidated financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these condensed consolidated financial statements are to be read in conjunction with the annual report for the financial year ended December 31, 2020 and any public announcements made by Integrated Media Technology Limited during the interim reporting period.

The condensed consolidated financial statements have been prepared on the accrual basis and are based on historical cost modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

The Company and its subsidiaries are referred to as the "Group".

The Group incurred a net loss of A$7,130,857 (2020: loss of A$4,835,240) during the six months ended June 30, 2021 and, as of that date, the Group's current liabilities exceeded its current assets by A$254,834. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Group's ability to continue as a going concern.

Going Concern

The Company’s consolidated financial statements are prepared using International Financial Reporting Standards as issued by the International Accounting Standards Board applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenue sufficient to cover its operating costs and allow it to continue as a going concern. As of June 30, 2021, the Company had accumulated losses of A$40,782,753 and generated a net loss for the six months ended June 30, 2021 of A$7,130,857 and used cash in operating activities in the amount of A$3,542,057. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease or reduce its operations.

For the period under review until the date of this report, the Company has raised a total of A$12.23 million from the selling of new shares. These corporate actions have stabilized the Company’s cashflow in the short term, but the Company will need to continue to build its capital base to fund its business plans.

In order to continue as a going concern, the Company will need continual short-term borrowings for our working and operating capital. In the longer term, the Company is dependent upon its ability, and will continue to attempt, to secure additional equity and/or debt financing until the Company can earn revenue and realize positive cash flow from its operations.

There are no assurances that the Company will be successful in earning revenue and realizing positive cash flow from its operations. Without sufficient financing it would be unlikely that the Company will continue as a going concern.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 5 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PREPARATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Based on the Company’s current rate of cash outflows, cash on hand and short term borrowings, management believes that its current cash may not be sufficient to meet the anticipated cash needs for working capital for the next twelve months.

The Company’s plans with respect to its liquidity issues include, but are not limited to, the following:

(a)	Continue to raise financing through the sale of its equity and/or debt securities;

(b)	Seek additional capital in the public equity markets to continue its operations as it rolls out its current products in development, respond to competitive pressures, develop new products and services, and support new strategic partnerships. The Company is currently evaluating additional equity financing opportunities and may execute them when appropriate. However, there can be no assurances that the Company can consummate such a transaction, or consummate a transaction at favorable pricing.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraphs and eventually secure other sources of financing and achieve profitable operations. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

The consolidated financial statements of the Group are presented in Australian Dollars (“A$”), unless otherwise stated.

New, revised or amended Accounting Standards and Interpretations adopted

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

IFRS9, IAS 39 and IFRS 7 Amendments	Interest Rate Benchmark Reform

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

The amendments include the following practical expedients:

·	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest
·	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued
·	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

These amendments had no impact on the interim condensed consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable. The adoption of these amendments has not had a material impact on the Group.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 6 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.       USE OF JUDGEMENTS AND ESTIMATES

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

3.       OPERATING SEGMENTS

Operating segments have been determined on the basis of reports reviewed by the executive director. The executive director is considered to be the chief operating decision maker of the Group. The executive director considers that the Group has assessed and allocated resources on this basis. The executive director considers that the Group has six operating segments for the period ended June 30, 2021 (2020: three), being (1) the development, sale and distribution of autostereoscopic 3D displays, conversion equipment, software and others, (2) the sale of electronic glass, (3) sale of nano coated plates and air filters, (4) provision of credit risk analysis, (5) IoT and (6) Corporate.

The executive director reviews Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). The accounting policies adopted for internal reporting to the executive director are consistent with those adopted in the condensed consolidated financial statements.

The information reported to the executive director is on at least a monthly basis.

Intersegment transaction

There are no intersegment transactions. There are no intersegment sales, receivables, payables and loans.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 7 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.       OPERATING SEGMENTS (continued)

Operating segment information

	Sales and distribution of 3D displays (Remark 1)	Sales of electronic glass (Remark 2)	Sales of air-filter products (Remark 2)	Provision of credit risk analysis (Remark 3)	IoT (Remark 3)	Corporate	Total
Consolidated – 2021	A$	A$	A$	A$	A$	A$	A$
For the six months ended June 30, 2021 Revenue
Sales to external customers	3,294	-	-	-	-	-	3,294
Intersegment sales	-	-	-	-	-	-	-
Total sales revenue	3,294	-	-	-	-	-	3,294
Other revenue	9,848	-	-	-	-	25,000	34,848
Total revenue	13,142	-	-	-	-	25,000	38,142

EBITDA							(6,515,773)
Depreciation and amortization							(653,226)
Loss before income tax							(7,130,857)
Income tax credit							-
Loss after income tax							(7,130,857)
As at June 30, 2021 Assets
Segment assets	1,900,220	8,881,894	6,750,677	521,175	500,000	3,888,390	22,442,356
Liabilities
Segment liabilities	1,351,722	68,527	878,945	67,732	-	9,213,657	11,580,583

Consolidated – 2020
For the six months ended June 30, 2020 Revenue
Sales to external customers	444,663	-	-	-	-	-	444,663
Intersegment sales	-	-	-	-	-	-	-
Total sales revenue	444,663	-	-	-	-	-	444,663
Other revenue	82,561	-	-	-	-	-	82,561
Total revenue	527,224	-	-	-	-	-	527,224

EBITDA							(3,451,089)
Depreciation and amortization							(1,384,151)
Loss before income tax							(4,835,240)
Income tax credit							-
Loss after income tax							(4,835,240)
As at June 30, 2020 Assets
Segment assets	7,134,056	-	-	-	-	200,564	7,334,620
Liabilities
Segment liabilities	5,820,019	-	-	-	-	4,357,079	10,177,218

Remark 1: Development, sale and distribution of 3D displays, conversion equipment, software and provision of technology solutions.

Remark 2: Commenced in 2H-2020.

Remark 3: Commenced in 1H-2021.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 8 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.       REVENUE

	Group
	Period Ended June 30 2021	Period Ended June 30 2020
	A$	A$

Development, sales and distribution of autostereoscopic 3D products and conversion equipment	3,294	444,663

5.       OTHER INCOME

	Group
	Period Ended June 30 2021	Period Ended June 30 2020
	A$	A$

Government grant	-	82,082
Sundry income	25,000	479
	25,000	82,561

6.       FINANCE COSTS

	Group
	Period Ended June 30 2021	Period Ended June 30 2020
	A$	A$

Bank overdraft and borrowing interest	-	37,091
Interest on finance lease liabilities	8,475	32,526
Interest on revolving loan	8,728	109,811
Interest on convertible bonds	-	185,783
Interest on convertible promissory note	1,072,311	122,660
	1,089,514	487,871

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 9 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.       INCOME TAX CREDIT

Group
	Period Ended June 30 2021	Period Ended June 30 2020
	A$	A$

Current tax expense	-	-
Deferred tax benefit	-	-
Income tax credit - Note 7(a)	-	-

(a)	The prima-facie tax on loss before income tax is reconciled to the income tax benefit / (expense) as follows:

	Period Ended June 30 2021	Period Ended June 30 2020
	A$	A$
Numerical reconciliation of income tax benefit / (expense) to prima facie tax payable
Loss before income tax	(7,130,857)	(4,835,240)
Income tax benefit on loss before income tax at 30%	(2,139,257)	(1,450,572)
Difference in overseas tax rates	(439,376)	564,245
Less the tax effect of:
Tax losses and temporary differences for the period for which no deferred tax is recognized	2,578,633	886,327
Income tax expense	-	-

(b)	Deferred tax assets / (liabilities) arising from temporary differences and unused tax losses can be summarized as follows:

	June 30 2021	December 31 2020
	A$	A$

Balance brought forward	(13,668)	(1,372,653)
Temporary differences derecognized	-	-
Release of disposal of subsidiaries	-	1,380,402
Exchange rate difference	(344)	(21,417)
Total	(14,012)	(13,668)

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 10 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.       DIVIDENDS

No dividends were declared and paid during the six months ended June 30, 2021 (2020: Nil).

9.       LOSS PER SHARE

	Group
	June 30, 2021	June 30, 2020
	A$	A$
Basic and diluted loss per share	(0.88)	(1.32)

Loss after income tax attributable to shareholders	(6,680,453)	(4,655,833)

	2021	2020
	No. of shares	No. of shares
Weighted average number of ordinary shares as at January 1	6,513,671	3,377,386
Effect of shares issued	1,055,396	142,334
Weighted average number of ordinary shares adjusted as at June 30	7,569,067	3,519,720

The loss per share was calculated based on the weighted average of 7,569,067 (2020: 3,519,720) shares outstanding during the financial period.

10.      INVENTORIES

Inventories consist of the following:

	Group
	June 30 2021	December 31 2020
	A$	A$

Raw materials	303,933	296,472
Finished goods – displays and other products	540,850	529,080
Provision for inventories obsolescence	(653,979)	(638,151)
Total, net of allowance for inventories	190,804	187,401

11.      TRADE AND OTHER RECEIVABLES

	Group
	June 30 2021	December 31 2020
	A$	A$

Trade receivables	1,093,280	1,233,709
Other receivables	79,837	1,689
	1,173,117	1,235,398
Less: Allowances for doubtful debts	(72,574)	(70,793)
Total net of allowance for inventories	1,100,543	1,164,605

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 11 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.      OTHER ASSETS

	Group
	June 30 2021	December 31 2020
	A$	A$

Prepayments	32,597	50,382
Trade deposits	873,857	692,026
Other deposits	1,437,019	1,347,360
VAT receivable	135	129
	2,343,608	2,089,897

As at June 30, 2021, the Group placed a deposit of A$ 6,663,401 (US$ 5,000,000) for purchasing lamination production lines with maturity over 12 months. The deposit was classified as a non-current asset.

13.      PLANT AND EQUIPMENT

Group	Leasehold Improvement	Office Furniture and Equipment	Machinery	Total
	A$	A$	A$	A$

At December 31, 2020
Cost	-	710,621	7,224,551	7,935,172
Accumulated depreciation	-	(447,995)	(169,499)	(617,494)
Net book amount	-	262,626	7,055,052	7,317,678
Six months ended June 30, 2021
Opening net book amount	-	262,626	7,055,052	7,317,678
Additions	41,180	20,372	-	61,552
Disposals	-	-	-	-
Depreciation expense	(8,413)	(62,178)	(511,858)	(582,449)
Exchange difference	(166)	5,789	175,460	181,083
Closing net book amount	32,601	226,609	6,718,654	6,977,864

At June 30, 2021
Cost	41,180	749,270	7,414,841	8,205,291
Accumulated depreciation	(8,579)	(522,661)	(696,187)	(1,227,427)
Net book amount	32,601	226,609	6,718,654	6,977,864

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 12 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.      INTANGIBLE ASSETS

Group	Autostereo- scopic 3D Display Technologies and Knowhow	Knowhow	Patents and Trademark	Software and License	Total
	A$	A$	A$	A$	A$

At December 31, 2020
Cost	6,217,824	-	236,528	486,864	6,941,216
Accumulated amortization	(6,217,824)	-	(236,528)	(486,864)	(6,941,216)
At December 31, 2020	-	-	-	-	-

Six months ended June 30,2021
Opening net book amount	-	-	-	-	-
Additions	-	452,875	-	-	452,875
Amortization expense	-	-	-	-	-
Provision for impairment	-	-	-	-	-
Disposal	-	-	-	-	-
Exchange difference	-	-	-	-	-
Closing net book amount	-	452,875	-	-	452,875

At June 30, 2021
Cost	-	452,875	-	-	452,875
Accumulated amortization	-	-	-	-	-
Provision for impairment	-	-	-	-	-
Net book amount	-	452,875	-	-	452,875

15.      INVESTMENT

	Group
	June 30 2021	December 31 2020
	A$	A$

Investment in equity instrument designated as at FVTOCI
Ordinary Shares	500,000	-

On February 25, 2021, the Group completed the underwriting in Oakridge International Limited (formerly known as Xped Limited) (“Oakridge”), a company listed on the Australian Securities Exchange, for 500 million shares at a subscription price of A$0.001 per share for a total subscription amount of A$500,000 or equivalent to US$381,000. The 500 million shares represent approximately 15% of the total outstanding shares in Oakridge.

This investment in equity instrument is not held for trading. Instead, they are held for medium to long-term strategic purposes. Accordingly, the directors of the Company have elected to designate this investment in equity instrument as at Fair Value Through Other Comprehensive Income (FVTOCI) as they believe that recognising short-term fluctuations in this investment’s fair value in profit or loss would not be consistent with the Group’s strategy of holding this investment for long-term purposes and realising their performance potential in the long run.

The fair value of the investment was based on the market value quoted from Australian Stock Exchange (ASX) as at the reporting date. As at June 30, 2021, the fair value of the investment was A$500,000 (2020: Nil).

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 13 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.       TRADE AND OTHER LIABILITIES

	Group
	June 30 2021	December 31 2020
	A$	A$

Trade payables	147,580	146,730
Accruals	578,768	385,888
Trade deposits	1,072,625	630,523
Other borrowings	225,791	211,567
Other payables	722,843	2,214,456
	2,747,607	3,589,164

17.       AMOUNTS DUE TO RELATED COMPANIES

	Group
	June 30 2021	December 31 2020
	A$	A$

Amounts due to related companies	244,059	237,674
Amounts due to holding company	546,122	532,718
	790,181	770,392

The amounts due to related companies and holding company are unsecured, non-interest bearing and repayable on demand.

18.       LEASES

Right of use assets

The carrying amount of the Group’s right of use assets and the movements during the period are as follows:

Group
Leased Property
A$

As at January 1, 2021	-
Additions	279,764
Depreciation expenses	(70,778)
Exchange differences	7,552
As at June 30, 2021	216,538

Analyzed into:
Current portion	144,359
Non-current portion	72,179
216,538

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 14 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.       LEASE (continued)

	Group
	June 30 2021	December 31 2020
	A$	A$

Within one year	154,994	-
Two to five years	92,694	-
	247,688	-
Less: Amount due within one year shown under current liabilities	(154,994)	-
Amount due after one year	92,694	-

Analyzed into:
Current portion	154,994	-
Non-current portion	92,694	-
	247,688	-

Obligations under finance lease carry interest rates of 2.5% per annum.

19.       DERIVATIVE FINANCIAL INSTRUMENTS

	Group
	June 30 2021	December 31 2020
	A$	A$
Derivative financial liabilities
- Derivatives related to convertible promissory note	1,478,540	3,790,737
- Fair value change in derivative financial instruments during the six months ended June 30, 2021 / year ended December 31, 2020	2,914,034	(2,312,197)
- Exchange difference	31,381	-
Carrying value as at period end	4,423,955	1,478,540

Analyzed into:
Current portion	2,521,784	-
Non-current portion	1,902,171	1,478,540
	4,423,955	1,478,540

As at December 31, 2020, the management has determined that the option would not be executed and have written off the derivative financial instruments to the consolidated statement of profit or loss and other comprehensive income (loss).

In 2020, the Company entered into two convertible promissory notes as disclosed in Note 20. As at December 31, 2020, the derivatives related to these convertible promissory notes were revalued using the weighted average assumptions: volatility 102.3% and 91.80%, the weighted expected term of two years, a discount rate of 4.13% and a dividend yield of 0%.

The Group departed from IFRS 9 for certain disclosures of the note issued January 20, 2020 as not doing so would be misleading to the readers of the consolidated financial statements as it would greatly inflate the activity on the 2020 consolidated statement of activity but have no effect on the consolidated balance sheet or on the net loss of the Group. As such, the Group determined it was appropriate to present the change in fair value of this derivative instrument, net of interest expense recorded at the time of issuance.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 15 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.       CONVERTIBLE PROMISSORY NOTES

	Group
	June 30 2021	December 31 2020
	A$	A$

Face value of convertible promissory note issued on January 20, 2020 (note i)	2,621,360	2,621,360
Face value of convertible promissory note issued on August 6, 2020 (note ii)	2,291,740	2,291,740
Equity component	(3,790,737)	(3,790,737)
Liability component on initial recognition at January 20,2020	1,122,363	1,122,363
Interest accrued but not yet paid for the period (Note 6)	2,580,054	1,692,217
Interest paid during the period	(185,469)	(185,469)
Exchange differences	(159,808)	(433,062)
Carrying value as at end of period	3,357,140	2,196,049

Analyzed into:
Current portion	1,816,305	-
Non-current portion	1,540,835	2,196,049
	3,357,140	2,196,049

Note (i)

On January 20, 2020, the Company entered into a Convertible Promissory Note Purchase Agreement the (“CN Agreement"), with an independent third party (“Noteholder”). Pursuant to CN Agreement, the Noteholderpurchased from the Company a 10% convertible promissory note (the "Promissory Note") in the principal amount of HK$14 million (equivalent to approximately A$2.6 million) maturing in two (2) years from the date of the agreement. The Noteholder has the right to convert the principal amount to shares in the Company at a fixed conversion price of US$3.00, subject to adjustment, per share over the term of the Promissory Note.

In October 2020, the Group settled the interest accrued of A$174,811 by issuing 46,741 shares to the Noteholder.

Note (ii)

On August 6, 2020, the Company entered into a second Convertible Promissory Note Agreement ("the Second CN Agreement") with a third party ("Second Noteholder"). Pursuant to the Second CN Agreement, the holder invested US$1,650,000 under a convertible note (the "Second Note") without interest, maturing in two years from the date of the Second Note. The Second Noteholder or the Company has the right to convert the principal into ordinary shares of the Company at a conversion price of US$ 3.25 per share over the term of the Second Note. The conversion price is subject to downward adjustment and has a floor price of US$ 1.50 if the Company sells ordinary shares below the conversion price within 12 months after the date of the Second Note. The Second Note cannot be prepaid. The Second Noteholder agreed to waive piggyback registration rights.

The conversion feature in convertible promissory notes were derivative liabilities based on the fact the conversion into shares could result in a variable number of shares to be issued.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 16 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.       ISSUED CAPITAL

(a)	Share capital
Company
	June 30, 2021		December 31, 2020

	Number of shares	A$	Number of shares	A$
Ordinary Shares fully paid	8,440,533	44,318,145	6,513,671	32,089,997

(b)         Movements in share capital

	Number of Shares	A$

December 31, 2020 and January 1, 2021	6,513,671	32,089,997
Issuance of shares for services	20,512	97,282
Issuance of shares for cash	1,906,350	12,173,040
Legal expenses in respect of issuance of shares	-	(42,174)
June 30, 2021	8,440,533	44,318,145

There is only one class of share on issue being ordinary fully paid shares. Holders of ordinary shares are treated equally in all respects regarding voting rights and with respect to the participation in dividends and in the distribution of surplus assets upon a winding up. The fully paid ordinary shares have no par value.

On February 2, 2021, the Company issued 17,744 ordinary shares at a share price of US$3.6125 per share for a total amount of US$64,100 (or about A$84,000) for performance remuneration.

On February 5, 2021, the Company issued 2,768 ordinary shares at a share price of US$3.6125 per share for a total amount of US$10,000 (or about A$13,000) for provision of accounting and administrative services.

On February 22, 2021, the Company entered into a Securities Purchase Agreement for the sale of 625,000 shares of the Company to an investor at a price of US$4.00 per share for US$2,500,000 (approximately A$3,162,500).

On March 4, 2021, the Company entered into subscription agreements in a private placement with twelve investors to subscribe a total of 573,350 shares in the Company at a price of US$4.00 per share for total proceeds of US$2,293,400 (approximately A$2,942,900).

On March 23, 2021, the Company entered into a Securities Purchase Agreement for the sale of 708,000 ordinary shares of the Company to an accredited investor at a price of US$6.50 per share for a total net proceeds of approximately US$4,577,000 (approximately A$6,013,000) after deducting estimated expenses in connection with the offering.

Subsequent to the period ended June 30, 2021 and up to the date of this financial report, the Group has issued 888,888 shares in a value of US$2,800,000. The details of this transaction is listed in Note 29.

(c)       Options on issue

There were no share options issued and outstanding during and at the end of the financial period.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 17 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.       DISPOSAL OF SUBSIDIARIES

The detail of the net gain/(loss) on the subsidiaries disposal during the period are set out below:

	Period Ended June 30 2021	Period Ended June 30 2020
	A$	A$

Total disposal consideration	-	25,129

Carrying amount of net asset sold (note(i) below)	-	(230,294)
Gain on sales before income tax and reclassification of foreign currency translation reserve	-	255,423
Reclassification of foreign currency transaction reserve	-	(26,871)
Non-controlling interest	-	(257,542)
Loss on disposal after income tax	-	(28,990)

(a)	Net asset disposal:
	Period Ended June 30 2021	Period Ended June 30 2020
	A$	A$

Plant and equipment	-	284,240
Development projects	-	2,864,052
Intangible assets	-	4,790,784
Right of use assets	-	865,996
Cash and bank balances	-	99,061
Inventories	-	400,806
Trade and others receivable	-	603,923
Other deposit and prepayment	-	1,664,343
Trade and other liabilities	-	(912,580)
Amount due to a related company	-	(6,689,290)
Bank overdraft	-	(929,438)
Bank loan	-	(966,747)
Lease liabilities	-	(925,042)
Deferred tax liabilities	-	(1,380,402)
	-	(230,294)

(b)	Net cash flows from disposal of subsidiaries
	Period Ended June 30 2021	Period Ended June 30 2020
	A$	A$

Consideration received, satisfied in cash	-	25,129
Cash and cash equivalents of subsidiaries disposed of (included cash at bank and bank overdraft)	-	830,377
	-	855,506

23.       RESERVES

(a)	The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations to Australian dollars.

(b)	Other reserves represent reserve on the capital injection by non-controlling interest.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 18 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.       CAPITAL COMMITMENTS

As of June 30, 2021, the Group had internal capital commitments for the investments in two People’s Republic of China (“P.R.C.”) subsidiaries of A$19,277,746 (approximately RMB 9,620,859 and US$12,983,813 respectively) (2020: A$2,901,071)

On April 29, 2019, the Company and Teko International Limited ("Teko") entered into a distribution rights agreement for the territory of Hong Kong and Guangzhou Province, China ("Territories") for a proprietary conductive film and 3rd generation Polymer Dispersed Liquid Crystal ("PDLC") film. Pursuant to the Agreement, the Company shall pay 50,000 IMTE shares upon the commissioning of one (i) lamination line, (ii) for each of the next 3 years after the commissioning of the manufacturing line, IMTE shall pay Teko 50,000 IMTE shares should the annual revenue reach US$10 million or 100,000 IMTE shares should the revenue reach US$20 million, and (iii) 50,000 IMTE shares for each additional lamination line installed. In addition, for managing the operations, the Company will pay to Teko 25% of the net profits from the sale of the PDLC film products and the lamination operations.

As of June 30, 2021, the Group had internal commitment for purchasing lamination productions lines of A$6,659,950 (approximately US$5,000,000) (2020:A$ Nil).

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 19 of 21

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.       CONTROLLED ENTITIES

	Country of Incorporation	Percentage Owned
		June 30 2021	December 31 2020
Parent Entity:
Integrated Media Technology Limited	Australia

Subsidiaries of Integrated Media Technology Limited:

CIMC Marketing Pty. Limited	Australia	100%	100%

Colour Investment Limited	Hong Kong	100%	100%

Cystar International Limited	Hong Kong	100% (indirect)	100% (indirect)

IMTE Limited (Formerly known as: Great Gold Investment Limited)	Hong Kong	100%	100%

GOXD International Limited	Hong Kong	80% (indirect)	80% (indirect)

Smart (Zhenjiang) Intelligent Technology Co., Limited (Formerly known as: Smart (Shenzhen) Technology Limited)	P.R.C	100% (indirect)	100% (indirect)

Smartglass Limited	Hong Kong	100%	100%

Sunup Holdings Limited	Hong Kong	51%	51%

Sunup Korea Limited	Hong Kong	51% (indirect)	51% (indirect)

Binario Limited	British Virgin Islands	100%	100%

Cystar International (Shenzhen) Limited	P.R.C.	100% (indirect)	100% (indirect)

Digital Media Technology Limited	Malaysia	100% (indirect)	100% (indirect)

Greifenberg Capital Limited*	Hong Kong	60% (direct)	-

*Acquired during the period

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 20 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26.       RELATED PARTY TRANSACTIONS

Transactions with related parties include the following:

(a)          Transactions with key management personnel

The total remuneration paid or payable to the directors and senior management of the Group during the period are as follows:

	Group
	Period ended June 30 2021	Period ended June 30 2020
	A$	A$

Short term benefits (Remark 1)	923,321	791,742
Post-employment benefits	3,027	3,532
	926,348	795,274

Remark 1: Included in short term benefits for directors and officers included payments of A$274,755 (US$210,000) to a service company owned by the Company Secretary for the provision of Chief Executive Officer and Chief Financial Officer services during the period.

(b)	Other related party transactions

During the period, the Group has the following material transactions with its related parties:

	June 30 2021	June 30 2020
	A$	A$

General consultancy and management fees paid to a related party (Remark 1)	-	282,971
Purchase of products from related parties (Remark 1)	-	8,689
Purchase of plant and equipment from related parties (Remark 1)	-	-
Company Secretarial and CFO fee paid to a related party (Remark 2)	274,155	319,772
Purchase of products from a related party (Remark 3)	-	274,417

Remark 1: Entities controlled over by former director, Dr. Herbert Ying Chiu LEE. The consultancy and management services transactions are carried at the current market value in the ordinary course of business.

Remark 2: An entity controlled by Mr. Cecil Ho, Company Secretary and CFO for providing professional services.

Remark 3: An entity controlled by Mr. Zhang Wuhua, our director of the Company. The transactions are carried at the current market value in the ordinary course of business.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 21 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.       CASH FLOW INFORMATION

	Group
	Period ended June 30 2021	Period ended June 30 2020
	A$	A$
CASH FLOWS FROM CHANGES IN WORKING CAPITAL
(Increase) / Decrease in assets:
Other assets	(197,222)	11,029
Inventories	1,517	(117,956)
Trade and other receivables	32,946	(7,001)
(Decrease)/ Increase in liabilities:
Trade and other liabilities	(896,257)	910,785
NET CASH FLOWS FROM CHANGES IN WORKING CAPITAL	(1,059,016)	796,857

28.       RECLASSIFICATION

Certain amounts in the prior period condensed consolidated financial statements have been reclassified to conform to the presentation of the current period condensed consolidated financial statements. These reclassifications had no effect on the previously reported net loss.

29.       EVENTS OCCURRING AFTER THE REPORTING DATE

Sales of 888,888 ordinary shares

On July 6, 2021, the Group entered into three Securities Purchase Agreements ("SPA") with three accredited investors ("Investors") for the total sale of 888,888 ordinary shares of, no par value, of the Company ("Ordinary Shares") at a price of US$3.15 per share for a total subscription proceeds of US$2,800,000 (the "Cash Offerings"). The Cash Offerings will generate net cash proceeds of approximately US$2,765,000 after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for the purchase of equipment for the Company's electronic glass business and working capital.

Integrated Media Technology Limited | Interim Report | For the six months ended June 30, 2021	Page 22 of 22

INTEGRATED MEDIA TECHNOLOGY LIMITED

Integrated Media Technology Limited
Level 7, 420 King William Street
Adelaide SA 5000
Phone: +61 8 7324 6018 Fax: +61 8 8312 0248